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Exhibit 99.1

First Quarter Report 2019

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

This Management's Discussion and Analysis ("MD&A") dated April 26, 2019 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2019 that were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2018 (the "Form 40-F"), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2018 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at March 31, 2019 of $7,912.9 million increased by $60.1 million compared with total assets of $7,852.8 million as at December 31, 2018. Cash and cash equivalents decreased by $111.8 million to $190.0 million between December 31, 2018 and March 31, 2019 primarily due to $203.4 million in capital expenditures, $25.5 million in dividends paid and $24.1 million for the repurchase of common shares for stock-based compensation plans during the first quarter of 2019, partially offset by cash provided by operating activities of $148.7 million. Equity securities decreased from $76.5 million at December 31, 2018 to $70.8 million at March 31, 2019 due to $5.8 million in unrealized fair value losses and $0.5 million in disposals, partially offset by $0.6 million in new investments during the first quarter of 2019. Property, plant and mine development increased from $6,234.3 million at December 31, 2018 to $6,400.2 million at March 31, 2019 primarily due to additions capitalized to property, plant and mine development of $296.8 million, partially offset by amortization expense of $128.2 million during the first quarter of 2019.

        Total liabilities increased to $3,345.8 million at March 31, 2019 from $3,302.8 million at December 31, 2018 primarily due to the capitalization of the Company's lease obligations in accordance with the adoption of IFRS 16 — Leases ("IFRS 16") on January 1, 2019. Agnico Eagle's reclamation provision increased by $18.3 million between December 31, 2018 and March 31, 2019 primarily due to the re-measurement of the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Company's reclamation provisions by applying updated expected cash flows and assumptions at March 31, 2019. Agnico Eagle's net income taxes payable position of $0.9 million at December 31, 2018 was reduced during the first quarter of 2019 by payments to tax authorities in excess of the year to date current tax provision, resulting in a net income taxes recoverable position of $16.5 million at March 31, 2019.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $37.0 million, or $0.16 per share, in the first quarter of 2019 compared with net income of $44.9 million, or $0.19 per share, in the first quarter of 2018. Agnico Eagle reported adjusted net income of $32.0 million, or $0.14 per share, in the first quarter of 2019 compared with adjusted net income of $34.2 million, or $0.15 per share, in the first quarter of 2018. For a reconciliation of adjusted net income to net income as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        In the first quarter of 2019, the operating margin (revenues from mining operations less production costs) of $255.3 million decreased compared to $283.1 million in the first quarter of 2018 primarily due to a 8.0% decrease in revenues from mining operations as a result of a 3.5% decrease in the sales volume of gold and a 2.2% lower realized price on gold between periods. Gold production increased to 398,217 ounces in the first quarter of 2019 compared with 389,278 ounces in the first quarter of 2018 primarily due to the contributions of gold production from the Meliadine mine project and the LaRonde Zone 5 mine, partially offset by a decrease in gold production from the Meadowbank mine resulting from a 24.4% decrease in ore tonnes processed as the mine transitions to the Amaruq satellite deposit in the second half of 2019. Cash provided by operating activities amounted to $148.7 million in the first quarter of 2019 compared with $207.7 million in the first quarter of 2018. Total weighted average cash costs per ounce of gold produced amounted to $623 on a by-product basis and $704 on a co-product basis in the first quarter of 2019 compared with $648 on a by-product basis and $733 on a co-product basis in the first quarter of 2018. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

        The table below sets out variances in the key drivers of net income for the three months ended March 31, 2019 compared with the three months ended March 31, 2018:

(millions of United States dollars)	Three Months Ended March 31, 2019 vs. Three Months Ended March 31, 2018
Decrease in gold revenue	$(34.6)
Decrease in silver revenue	(5.1)
Decrease in net copper revenue	(3.7)
Decrease in net zinc revenue	(2.8)
Decrease in production costs due to effects of foreign currencies	13.5
Decrease in production costs	4.9
Decrease in exploration and corporate development expenses	4.8
Decrease in amortization of property, plant and mine development	6.1
Decrease in general and administrative expenses	4.4
Increase in finance costs	(4.0)
Change in gain on derivative financial instruments	8.5
Decrease in environmental remediation costs	0.1
Change in non-cash foreign currency translation	(5.7)
Decrease in income and mining taxes	8.9
Other	(3.2)

Total net income variance	$(7.9)

Three Months Ended March 31, 2019 vs. Three Months Ended March 31, 2018

        Revenues from mining operations decreased to $532.2 million in the first quarter of 2019 compared with $578.4 million in the first quarter of 2018 primarily due to a 3.5% decrease in the sales volume of gold and a 2.2% lower realized price of gold between periods.

        Production costs were $276.9 million in the first quarter of 2019, a 6.2% decrease compared with $295.3 million in the first quarter of 2018 primarily due to a decrease in the open pit mining costs at the Meadowbank mine as the mine transitions to the Amaruq satellite deposit in the second half of 2019 and the weakening of the Canadian dollar, Euro and Mexican peso relative to the US dollar between periods.

        Weighted average total cash costs per ounce of gold produced decreased to $623 on a by-product basis and $704 on a co-product basis in the first quarter of 2019 compared with $648 on a by-product basis and $733 on a co-product basis in the first quarter of 2018 primarily due to decreased open pit mining costs at the Meadowbank mine as the mine transitions to the Amaruq satellite deposit in the second half of 2019, lower costs at the Pinos Altos mine and the weakening of the Canadian dollar, Euro and Mexican peso relative to the US dollar between periods. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses decreased to $25.5 million in the first quarter of 2019 compared with $30.2 million in the first quarter of 2018 primarily due to less exploration drilling at the Amaruq satellite project.

        Amortization of property, plant and mine development decreased by $6.1 million to $128.2 million between the first quarter of 2018 and the first quarter of 2019 primarily due to an increase in the proven and probable mineral reserves at the LaRonde, Kittila and Meadowbank mines.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

        General and administrative expense decreased to $29.1 million during the first quarter of 2019 compared with $33.5 million during the first quarter of 2018 primarily due to decreased compensation and benefits expenses between periods.

        During the first quarter of 2019, there was a non-cash foreign currency translation loss of $2.2 million attributable to a strengthening of the Canadian dollar and Mexican peso relative to the US dollar at March 31, 2019 compared to December 31, 2018 on the Company's net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $3.5 million was recorded during the comparative first quarter of 2018.

        In the first quarter of 2019, the Company recorded income and mining taxes expense of $15.5 million on income before income and mining taxes of $52.5 million, resulting in an effective tax rate of 29.5%. In the first quarter of 2018, the Company recorded income and mining taxes expense of $24.4 million on income before income and mining taxes of $69.4 million, resulting in an effective tax rate of 35.2%. The decrease in the effective tax rate between the first quarter of 2018 and the first quarter of 2019 is primarily due to a decrease in permanent differences and foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate significantly in future periods.

LaRonde mine

        At the LaRonde mine, gold production decreased by 13.8% to 77,433 ounces in the first quarter of 2019 compared with 89,785 ounces in the first quarter of 2018 primarily due to lower gold grade ore processed from the mining sequence. Production costs at the LaRonde mine were $61.8 million in the first quarter of 2019, a decrease of 4.8% compared with production costs of $64.9 million in the first quarter of 2018 driven primarily by decreased mill production costs and the weakening of the Canadian dollar relative to the US dollar between periods.

LaRonde Zone 5 mine

        At the LaRonde Zone 5 mine, gold production was 12,988 ounces in the first quarter of 2019. Production costs at the LaRonde Zone 5 mine were $5.7 million in the first quarter of 2019. As the LaRonde Zone 5 mine achieved commercial production in June 2018, there is no comparable period in the first quarter of 2018.

Lapa mine

        Mining and processing operations at Lapa ended in December 2018. Closure activities for the underground infrastructure were completed in the first quarter of 2019. Surface work is currently ongoing by the site reclamation team.

Goldex mine

        At the Goldex mine, gold production increased by 23.4% to 34,454 ounces in the first quarter of 2019 compared with 27,924 ounces in the first quarter of 2018 primarily due to higher gold grade ore processed. Production costs at the Goldex mine were $19.1 million in the first quarter of 2019, an increase of 2.6% compared with production costs of $18.6 million in the first quarter of 2018 driven primarily by slightly higher re-handling costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 29.2% to 43,502 ounces in the first quarter of 2019 compared with 61,447 ounces in the first quarter of 2018 primarily due to anticipated lower gold grade ore processed and decreased mill throughput as the mine transitions to the Amaruq satellite deposit in the second half of 2019. Production costs at the Meadowbank mine were $41.9 million in the first quarter of 2019, a decrease of 31.9% compared with production costs of $61.5 million in the first quarter of 2018 driven primarily by a decrease in the open pit mining, the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher re-handling costs.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100% of Osisko Mining Corporation ("Osisko") on June 16, 2014 pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each indirectly own 50% of Osisko and Canadian Malartic General Partnership ("CMGP"), a general partnership (the "Partnership"), which now holds the Canadian Malartic mine in northwestern Quebec.

        At the Canadian Malartic mine, attributable gold production was virtually unchanged between 83,670 ounces in the first quarter of 2019 and 83,403 ounces in the first quarter of 2018. Attributable production costs at the Canadian Malartic mine were $49.8 million in the first quarter of 2019, an increase of 5.2% compared with production costs of $47.3 million in the first quarter of 2018 primarily due to a lower capitalized deferred stripping costs, partially offset by lower re-handling costs and the weakening of the Canadian dollar relative to the US dollar between periods.

        On August 2, 2016, CMGP was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint was in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiffs did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impact of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

        On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits occurred in October 2018, but no judgment has been rendered. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

Kittila mine

        At the Kittila mine, gold production increased by 2.5% to 49,336 ounces in the first quarter of 2019 compared with 48,118 ounces in the first quarter of 2018 primarily due to higher gold grade ore processed. Production costs at the Kittila mine were $38.6 million in the first quarter of 2019, a decrease of 9.6% compared with production costs of $42.7 million in the first quarter of 2018 driven primarily by a decrease in re-handling costs and the weakening of the Euro relative to the US dollar between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased by 2.1% to 42,730 ounces in the first quarter of 2019 compared with 41,836 ounces in the first quarter of 2018 primarily due to higher gold grade ore processed at the mill. Production costs at the Pinos Altos mine were $29.7 million in the first quarter of 2019, a decrease of 14.5% compared with production costs of $34.7 million in the first quarter of 2018 driven primarily by a decrease in open pit mining costs as the Pinos Altos mine transitioned into a predominantly underground mining operation towards the end of 2018, the timing of inventory sales and the weakening of the Mexican peso relative to the US dollar between periods.

Creston Mascota mine

        At the Creston Mascota mine, gold production increased by 12.9% to 13,529 ounces in the first quarter of 2019 compared with 11,988 ounces in the first quarter of 2018 primarily due to higher gold grade processed on the heap leach and optimizations made to the heap leaching process, partially offset by lower tonnes processed at the heap leach. Production costs at the Creston Mascota mine were $9.8 million in the first quarter of 2019, an increase of 1.9% compared with production costs of $9.7 million in the first quarter of 2018 driven primarily by the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.

La India mine

        At the La India mine, gold production was virtually unchanged between 22,988 ounces in the first quarter of 2019 and 23,055 ounces in the first quarter of 2018. Production costs at the La India mine were $17.7 million in the first quarter of 2019, an increase of 15.2% compared with production costs of $15.4 million in the first quarter of 2018 driven primarily by higher chemicals and reagents costs, the timing of inventory sales, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.

Liquidity and Capital Resources

        As at March 31, 2019, the Company's cash and cash equivalents and short-term investments totaled $196.5 million compared with $307.9 million as at December 31, 2018. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $633.1 million as at March 31, 2019 compared with $711.0 million as at December 31, 2018.

        Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs.

Operating Activities

        Cash provided by operating activities decreased to $148.7 million in the first quarter of 2019 compared with $207.7 million in the first quarter of 2018 primarily due to a 3.5% decrease in payable gold ounces sold, lower realized gold prices and less favourable working capital changes between periods.

Investing Activities

        Cash used in investing activities decreased to $227.6 million in the first quarter of 2019 compared with $354.7 million in the first quarter of 2018 primarily due to a $162.5 million decrease in acquisitions, partially offset by a $20.5 million increase in the purchase of investments and a $17.3 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to construction expenditures incurred in the first quarter of 2019 related to the Amaruq satellite project.

        In the first quarter of 2019, the Company purchased $25.0 million in equity securities and other investments compared with $4.5 million in the first quarter of 2018. The Company's equity securities and other investments consist primarily of investments in common shares and financial instruments of entities in the mining industry.

Financing Activities

        Cash used in financing activities of $33.5 million in the first quarter of 2019 was comparable with cash used in financing activities of $34.3 million in the first quarter of 2018 primarily due to a $3.4 million increase in proceeds from stock option plan exercises, partially offset by a $2.8 million increase in dividend payments between periods.

        The Company issued common shares for net proceeds of $19.5 million in the first quarter of 2019 and $15.6 million in the first quarter of 2018 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

        On February 14, 2019, Agnico Eagle declared a quarterly cash dividend of $0.125 per common share paid on March 15, 2019 to holders of record of the common shares of the Company on March 1, 2019. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2019, the Company paid dividends of $25.5 million, an increase of $2.8 million compared to $22.6 million paid in the first quarter of 2018. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        Repayments of lease obligations of $3.4 million in the first quarter of 2019 increased compared to $0.9 million in the first quarter of 2018 due to the adoption of IFRS 16 on January 1, 2019. Prior to the adoption of IFRS 16, leases were classified as either finance or operating leases. Payments made under operating leases were recognized as an expense in the statement of income and through operating activities in the statement of cash flows. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases where it is the lessee, except for short-term leases and leases of low-value assets. Leases are recognized on the balance sheet as a right-of-use asset and a corresponding liability. The principal amount of lease payments in

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

each period are recorded in financing activities in the statement of cash flows. For more information please see Note 10 in the Company's condensed interim consolidated financial statements.

        On December 14, 2018, the Company amended its $1.2 billion Credit Facility (the "Credit Facility") to extend the maturity date from June 22, 2022 to June 22, 2023. Credit Facility availability is reduced by outstanding letters of credit. As at March 31, 2019, $1,200.0 million was available for future drawdown under the Credit Facility.

        On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at March 31, 2019, the aggregate undrawn face amount of letters of credit under the Third LC Facility amounted to $38.5 million.

        On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at March 31, 2019, the aggregate undrawn face amount of letters of credit under the Second LC Facility amounted to $89.5 million.

        On July 31, 2015, the Company amended its credit agreement with another financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2019, the aggregate undrawn face amount of letters of credit under the First LC Facility amount to $187.0 million.

        The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,735.0 million guaranteed senior unsecured notes as at March 31, 2019.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Risk Profile

        The Company is subject to significant risks, including but not limited to fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these inherent risks, see "Risk Factors" in our Form 40-F/Annual Information Form for the year ended December 31, 2018 on file with the SEC and Canadian provincial securities regulatory authorities.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

        ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

        DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

        Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

        There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2019 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne and all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. The Company does not exclude stock based compensation expense in its calculation of adjusted net income. Stock option expense for the three months ended March 31, 2019 was $6.2 million (three months ended March 31, 2018 — $7.8 million).

	Three Months Ended March 31,
(thousands of United States dollars)	2019	2018
Net income for the period	$37,032	$44,930
Foreign currency translation loss (gain)	2,206	(3,485)
Gain on derivative financial instruments	(9,816)	(1,306)
Income and mining taxes adjustments(i)	(786)	(6,464)
Other(ii)	3,335	534

Adjusted net income for the period	$31,971	$34,209

Net income per share — basic	$0.16	$0.19
Net income per share — diluted	$0.16	$0.19
Adjusted net income per share — basic	$0.14	$0.15
Adjusted net income per share — diluted	$0.14	$0.15

Notes:

(i)
Income and mining tax adjustments reflect foreign currency translation recorded to the income and mining taxes expense, recognition of previously unrecognized capital losses, the result of income and mining tax audits, impact of tax law changes and reflective adjustments to prior period operating results.

(ii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable, the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
LaRonde mine	$61,803	$64,936
LaRonde Zone 5 mine	5,675	—
Lapa mine	2,844	528
Goldex mine	19,074	18,584
Meadowbank mine	41,905	61,490
Canadian Malartic mine(i)	49,759	47,320
Kittila mine	38,600	42,716
Pinos Altos mine	29,658	34,699
Creston Mascota mine	9,836	9,651
La India mine	17,739	15,402

Production costs per the condensed interim consolidated statements of income	$276,893	$295,326

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		77,433		89,785
Production costs	$61,803	$798	$64,936	$723
Inventory and other adjustments(iv)	(7,212)	(93)	(7,531)	(84)

Cash operating costs (co-product basis)	$54,591	$705	$57,405	$639
By-product metal revenues	(16,792)	(217)	(19,060)	(212)

Cash operating costs (by-product basis)	$37,799	$488	$38,345	$427

LaRonde mine Per Tonne(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				547				531
Production costs		$61,803		$113		$64,936		$122
Production costs (C$)	C$	82,055	C$	150	C$	82,132	C$	155
Inventory and other adjustments (C$)(v)		(17,655)		(32)		(17,985)		(34)

Minesite operating costs (C$)	C$	64,400	C$	118	C$	64,147	C$	121

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

LaRonde Zone 5 mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		12,988		—
Production costs	$5,675	$437	$—	$—
Inventory and other adjustments(iv)	3,113	240	—	—

Cash operating costs (co-product basis)	$8,788	$677	$—	$—
By-product metal revenues	(34)	(3)	—	—

Cash operating costs (by-product basis)	$8,754	$674	$—	$—

LaRonde Zone 5 mine Per Tonne(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				181				—
Production costs		$5,675		$31		$—		$—
Production costs (C$)	C$	7,513	C$	42	C$	—	C$	—
Inventory and other adjustments (C$)(v)		4,158		22		—		—

Minesite operating costs (C$)	C$	11,671	C$	64	C$	—	C$	—

Lapa mine Per Ounce of Gold Produced(ii)(vi)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		—		1,722
Production costs	$2,844	$—	$528	$307
Inventory and other adjustments(iv)	(2,844)	—	1,295	752

Cash operating costs (co-product basis)	$—	$—	$1,823	$1,059
By-product metal revenues	—	—	(5)	(3)

Cash operating costs (by-product basis)	$—	$—	$1,818	$1,056

Lapa mine Per Tonne(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				—				17
Production costs		$2,844		$—		$528		$31
Production costs (C$)	C$	3,723	C$	—	C$	675	C$	40
Inventory and other adjustments (C$)(v)		(3,723)		—		1,681		96

Minesite operating costs (C$)	C$	—	C$	—	C$	2,356	C$	136

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Goldex mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,454		27,924
Production costs	$19,074	$554	$18,584	$666
Inventory and other adjustments(iv)	149	4	237	8

Cash operating costs (co-product basis)	$19,223	$558	$18,821	$674
By-product metal revenues	(6)	—	(4)	—

Cash operating costs (by-product basis)	$19,217	$558	$18,817	$674

Goldex mine Per Tonne(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				655				658
Production costs		$19,074		$29		$18,584		$28
Production costs (C$)	C$	25,315	C$	39	C$	23,537	C$	36
Inventory and other adjustments (C$)(v)		245		—		402		—

Minesite operating costs (C$)	C$	25,560	C$	39	C$	23,939	C$	36

Meadowbank mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		43,502		61,447
Production costs	$41,905	$963	$61,490	$1,001
Inventory and other adjustments(iv)	(1,965)	(45)	(3,821)	(63)

Cash operating costs (co-product basis)	$39,940	$918	$57,669	$938
By-product metal revenues	(353)	(8)	(974)	(15)

Cash operating costs (by-product basis)	$39,587	$910	$56,695	$923

Meadowbank mine Per Tonne(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				628				830
Production costs		$41,905		$67		$61,490		$74
Production costs (C$)	C$	55,396	C$	88	C$	77,661	C$	94
Inventory and other adjustments (C$)(v)		(1,104)		(2)		(4,857)		(6)

Minesite operating costs (C$)	C$	54,292	C$	86	C$	72,804	C$	88

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Canadian Malartic mine Per Ounce of Gold Produced(i)(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		83,670		83,403
Production costs	$49,759	$595	$47,320	$567
Inventory and other adjustments(iv)	(373)	(5)	1,588	19

Cash operating costs (co-product basis)	$49,386	$590	$48,908	$586
By-product metal revenues	(1,556)	(18)	(1,668)	(20)

Cash operating costs (by-product basis)	$47,830	$572	$47,240	$566

Canadian Malartic mine Per Tonne(i)(iii)	Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,517				2,510
Production costs		$49,759		$20		$47,320		$19
Production costs (C$)	C$	65,564	C$	26	C$	60,502	C$	24
Inventory and other adjustments (C$)(v)		(484)		(1)		2,042		1

Minesite operating costs (C$)	C$	65,080	C$	25	C$	62,544	C$	25

Kittila mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		49,336		48,118
Production costs	$38,600	$782	$42,716	$888
Inventory and other adjustments(iv)	(282)	(5)	(224)	(5)

Cash operating costs (co-product basis)	$38,318	$777	$42,492	$883
By-product metal revenues	(76)	(2)	(71)	(1)

Cash operating costs (by-product basis)	$38,242	$775	$42,421	$882

Kittila mine Per Tonne(iii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		456		468
Production costs	$38,600	$85	$42,716	$91
Production costs (€)	€34,022	€75	€34,984	€75
Inventory and other adjustments (€)(v)	(301)	(1)	(482)	(1)

Minesite operating costs (€)	€33,721	€74	€34,502	€74

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Pinos Altos mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		42,730		41,836
Production costs	$29,658	$694	$34,699	$829
Inventory and other adjustments(iv)	283	7	(2,987)	(71)

Cash operating costs (co-product basis)	$29,941	$701	$31,712	$758
By-product metal revenues	(8,851)	(207)	(9,165)	(219)

Cash operating costs (by-product basis)	$21,090	$494	$22,547	$539

Pinos Altos mine Per Tonne(iii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		478		519
Production costs	$29,658	$62	$34,699	$67
Inventory and other adjustments(v)	(22)	—	(2,974)	(6)

Minesite operating costs	$29,636	$62	$31,725	$61

Creston Mascota mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		13,529		11,988
Production costs	$9,836	$727	$9,651	$805
Inventory and other adjustments(iv)	(402)	(30)	717	60

Cash operating costs (co-product basis)	$9,434	$697	$10,368	$865
By-product metal revenues	(2,330)	(172)	(1,526)	(127)

Cash operating costs (by-product basis)	$7,104	$525	$8,842	$738

Creston Mascota mine Per Tonne(iii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		361		475
Production costs	$9,836	$27	$9,651	$20
Inventory and other adjustments(v)	(702)	(2)	629	2

Minesite operating costs	$9,134	$25	$10,280	$22

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

La India mine Per Ounce of Gold Produced(ii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		22,988		23,055
Production costs	$17,739	$772	$15,402	$668
Inventory and other adjustments(iv)	479	21	742	32

Cash operating costs (co-product basis)	$18,218	$793	$16,144	$700
By-product metal revenues	(759)	(34)	(754)	(32)

Cash operating costs (by-product basis)	$17,459	$759	$15,390	$668

La India mine Per Tonne(iii)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,451		1,695
Production costs	$17,739	$12	$15,402	$9
Inventory and other adjustments(v)	(388)	—	460	—

Minesite operating costs	$17,351	$12	$15,862	$9

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs, other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Lapa mine's per ounce of gold produced calculation for the three months ended March 31, 2019 excludes 5 ounces of payable gold production recovered as a result of final refining reconciliation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

All-in Sustaining Costs per Ounce of Gold Produced

        The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining cost metric is voluntary and all-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        All-in sustaining costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), non-cash reclamation provision expense and sustaining leases per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2019 and March 31, 2018 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2019

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$276,893	$295,326

Adjusted gold production (ounces)(i)(ii)	380,630	389,278

Production costs per ounce of adjusted gold production	$727	$759
Adjustments:
Inventory and other adjustments(iii)	(23)	(26)

Total cash costs per ounce of gold produced (co-product basis)(iv)	$704	$733
By-product metal revenues	(81)	(85)

Total cash costs per ounce of gold produced (by-product basis)(iv)	$623	$648

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	128	150
General and administrative expenses (including stock options)	76	86
Non-cash reclamation provision, sustaining leases and other	9	5

All-in sustaining costs per ounce of gold produced (by-product basis)	$836	$889

By-product metal revenues	81	85

All-in sustaining costs per ounce of gold produced (co-product basis)	$917	$974

Notes:

(i)
Adjusted gold production for the three months ended March 31, 2019 excludes 17,582 ounces of payable gold production at the Meliadine mine project which were produced prior to the achievement of commercial production.

(ii)
Adjusted gold production for the three months ended March 31, 2019 excludes 5 ounces of payable gold production at the Lapa mine recovered as a result of final refining reconciliation.

(iii)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2019	2018
Operating margin(i) by mine:
Northern Business
LaRonde mine	$65,202	$89,760
LaRonde Zone 5 mine	5,079	—
Lapa mine	2,033	289
Goldex mine	24,964	18,052
Meadowbank mine	19,030	30,193
Canadian Malartic mine(ii)	54,629	62,261
Kittila mine	25,239	23,309
Southern Business
Pinos Altos mine	34,099	37,219
Creston Mascota mine	11,115	7,636
La India mine	13,940	14,390

Total operating margin(i)	255,330	283,109
Amortization of property, plant and mine development	128,242	134,370
Exploration, corporate and other	74,567	79,386

Income before income and mining taxes	52,521	69,353
Income and mining taxes expense	15,489	24,423

Net income for the period	$37,032	$44,930

Net income per share — basic (US$)	$0.16	$0.19
Net income per share — diluted (US$)	$0.16	$0.19
Cash flows:
Cash provided by operating activities	$148,690	$207,706
Cash used in investing activities	$(227,606)	$(354,717)
Cash used in financing activities	$(33,454)	$(34,348)
Realized prices (US$):
Gold (per ounce)	$1,303	$1,332
Silver (per ounce)	$15.65	$16.76
Zinc (per tonne)	$2,673	$3,439
Copper (per tonne)	$6,087	$7,201

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2019	2018
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	77,433	89,785
LaRonde Zone 5 mine	12,988	—
Lapa mine	5	1,722
Goldex mine	34,454	27,924
Meadowbank mine	43,502	61,447
Meliadine mine project	17,582	—
Canadian Malartic mine(ii)	83,670	83,403
Kittila mine	49,336	48,118
Southern Business
Pinos Altos mine	42,730	41,836
Creston Mascota mine	13,529	11,988
La India mine	22,988	23,055

Total gold (ounces)	398,217	389,278

Silver (thousands of ounces):
Northern Business
LaRonde mine	197	367
LaRonde Zone 5 mine	2	—
Lapa mine	1	—
Meadowbank mine	22	60
Meliadine mine project	1	—
Canadian Malartic mine(ii)	111	106
Kittila mine	4	3
Southern Business
Pinos Altos mine	562	541
Creston Mascota mine	133	91
La India mine	46	45

Total silver (thousands of ounces)	1,079	1,213

Zinc (tonnes)	2,834	1,046
Copper (tonnes)	808	1,292

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2019	2018
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	89,857	101,825
LaRonde Zone 5 mine	8,222	—
Lapa mine	3,777	613
Goldex mine	33,811	27,458
Meadowbank mine	46,668	68,125
Meliadine mine project	3,210	—
Canadian Malartic mine(ii)(iv)	74,846	77,045
Kittila mine	49,205	49,780
Southern Business
Pinos Altos mine	42,455	46,360
Creston Mascota mine	14,610	11,889
La India mine	24,309	22,030

Total gold (ounces)	390,970	405,125

Silver (thousands of ounces):
Northern Business
LaRonde mine	186	362
LaRonde Zone 5 mine	2	—
Lapa mine	2	—
Meadowbank mine	23	58
Canadian Malartic mine(ii)(iv)	94	87
Kittila mine	4	4
Southern Business
Pinos Altos mine	560	611
Creston Mascota mine	140	86
La India mine	54	47

Total silver (thousands of ounces):	1,065	1,255

Zinc (tonnes)	1,586	2,530
Copper (tonnes)	764	1,288
Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$705	$639
LaRonde Zone 5 mine	677	—
Lapa mine(vi)	—	1,059
Goldex mine	558	674
Meadowbank mine	918	938
Canadian Malartic mine(ii)	590	586
Kittila mine	777	883
Southern Business
Pinos Altos mine	701	758
Creston Mascota mine	697	865
La India mine	793	700

Weighted average total cash costs per ounce of gold produced	$704	$733

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2019	2018
Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$488	$427
LaRonde Zone 5 mine	674	—
Lapa mine(vi)	—	1,056
Goldex mine	558	674
Meadowbank mine	910	923
Canadian Malartic mine(ii)	572	566
Kittila mine	775	882
Southern Business
Pinos Altos mine	494	539
Creston Mascota mine	525	738
La India mine	759	668

Weighted average total cash costs per ounce of gold produced	$623	$648

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi)
The Lapa mine's data presented on a per ounce of gold produced basis for the three months ended March 31, 2019 excludes 5 ounces of payable gold production recovered as a result of final refining reconciliation.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2017(i)	September 30, 2017(i)	December 31, 2017(i)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Operating margin(ii):
Revenues from mining operations	$549,883	$580,008	$565,254	$578,435	$556,282	$518,683	$537,821	$532,223
Production costs	267,641	262,173	287,689	295,326	303,695	276,862	284,472	276,893

Total operating margin(ii)	282,242	317,835	277,565	283,109	252,587	241,821	253,349	255,330
Operating margin(ii) by mine:
Northern Business
LaRonde mine	54,062	100,550	73,686	89,760	74,517	65,405	58,697	65,202
LaRonde Zone 5 mine	—	—	—	—	334	2,402	5,600	5,079
Lapa mine	8,189	9,825	1,567	289	6,303	1,467	3,868	2,033
Goldex mine	15,990	18,274	13,532	18,052	18,686	17,837	19,318	24,964
Meadowbank mine	62,668	55,324	49,196	30,193	21,001	32,816	27,985	19,030
Canadian Malartic mine(iii)	51,237	56,702	56,348	62,261	67,680	58,478	60,346	54,629
Kittila mine	21,741	25,662	23,245	23,309	15,312	19,115	22,516	25,239
Southern Business
Pinos Altos mine	41,138	29,445	36,563	37,219	29,620	29,072	36,582	34,099
Creston Mascota mine	8,114	6,993	9,144	7,636	3,313	1,660	4,794	11,115
La India mine	19,103	15,060	14,284	14,390	15,821	13,569	13,643	13,940

Total operating margin(ii)	282,242	317,835	277,565	283,109	252,587	241,821	253,349	255,330
Impairment loss	—	—	—	—	—	—	389,693	—
Amortization of property, plant and mine development	128,440	118,312	129,478	134,370	138,469	143,859	137,235	128,242
Exploration, corporate and other	90,122	92,776	81,872	79,386	73,710	79,502	113,694	74,567

Income (loss) before income and mining taxes	63,680	106,747	66,215	69,353	40,408	18,460	(387,273)	52,521
Income and mining taxes expense	8,804	34,278	28,715	24,423	35,436	1,407	6,383	15,489

Net income (loss) for the period	$54,876	$72,469	$37,500	$44,930	$4,972	$17,053	$(393,656)	$37,032

Net income (loss) per share — basic (US$)	$0.24	$0.31	$0.16	$0.19	$0.02	$0.07	$(1.68)	$0.16
Net income (loss) per share — diluted (US$)	$0.23	$0.31	$0.16	$0.19	$0.02	$0.07	$(1.68)	$0.16
Cash flows:
Cash provided by operating activities	$183,950	$194,066	$166,930	$207,706	$120,087	$137,573	$140,284	$148,690
Cash used in investing activities	$(203,444)	$(265,617)	$(377,304)	$(354,717)	$(201,405)	$(311,870)	$(336,376)	$(227,606)
Cash (used in) provided by financing activities	$169,836	$(12,139)	$(10,101)	$(34,348)	$340,498	$(13,952)	$(18,099)	$(33,454)

Notes:

(i)
The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly.

(ii)
Operating margin is calculated as revenues from mining operations less production costs.

(iii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$190,038	$301,826
Short-term investments	6,506	6,080
Trade receivables (Note 5)	10,263	10,055
Inventories (Note 6)	493,441	494,150
Income taxes recoverable	21,797	17,805
Equity securities (Note 5)	70,815	76,532
Fair value of derivative financial instruments (Notes 5 and 15)	2,640	180
Other current assets (Note 7A)	160,640	165,824

Total current assets	956,140	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development (Note 8)	6,400,211	6,234,302
Other assets (Note 7B)	148,801	138,297

Total assets	$7,912,944	$7,852,843

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$260,277	$310,597
Reclamation provision	7,043	5,411
Interest payable	34,272	16,531
Income taxes payable	5,319	18,671
Lease obligations (Note 10)	14,680	1,914
Fair value of derivative financial instruments (Notes 5 and 15)	1,482	8,325

Total current liabilities	323,073	361,449

Non-current liabilities:
Long-term debt (Note 9)	1,722,008	1,721,308
Lease obligations (Note 10)	69,295	—
Reclamation provision	397,394	380,747
Deferred income and mining tax liabilities	791,691	796,708
Other liabilities	42,379	42,619

Total liabilities	3,345,840	3,302,831

EQUITY
Common shares (Note 11):
Outstanding — 235,812,572 common shares issued, less 1,025,924 shares held in trust	5,373,951	5,362,169
Stock options (Notes 11 and 12)	200,114	197,597
Contributed surplus	37,254	37,254
Deficit	(980,412)	(988,913)
Other reserves (Note 13)	(63,803)	(58,095)

Total equity	4,567,104	4,550,012

Total liabilities and equity	$7,912,944	$7,852,843

Commitments and contingencies (Note 17)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
REVENUES
Revenues from mining operations (Note 14)	$532,223	$578,435
COSTS, EXPENSES AND OTHER INCOME
Production(i)	276,893	295,326
Exploration and corporate development	25,450	30,223
Amortization of property, plant and mine development	128,242	134,370
General and administrative	29,093	33,461
Finance costs	25,766	21,816
Gain on derivative financial instruments (Note 15)	(9,816)	(1,306)
Environmental remediation	93	207
Foreign currency translation loss (gain)	2,206	(3,485)
Other expenses (income)	1,775	(1,530)

Income before income and mining taxes	52,521	69,353
Income and mining taxes expense	15,489	24,423

Net income for the period	$37,032	$44,930

Net income per share — basic (Note 11)	$0.16	$0.19

Net income per share — diluted (Note 11)	$0.16	$0.19

Cash dividends declared per common share	$0.125	$0.11

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
Net income for the period	$37,032	$44,930
Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 15)
Changes in fair value of cash flow hedges	—	(5,706)
Net change in costs of hedging	—	(493)

	—	(6,199)

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement gain (loss) of pension benefit obligations	232	(353)
Income tax impact	(87)	133
Equity securities (Note 13):
Net change in fair value of equity securities at FVOCI	(5,198)	(26,142)

	(5,053)	(26,362)

Other comprehensive loss for the period	(5,053)	(32,561)

Comprehensive income for the period	$31,979	$12,369

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Outstanding
			Stock Options	Contributed Surplus		Other Reserves	Total Equity
	Shares	Amount			Deficit
Balance at January 1, 2018	232,250,441	$5,288,432	$186,754	$37,254	$(559,504)	$(5,945)	$4,946,991

Net income	—	—	—	—	44,930	—	44,930
Other comprehensive loss	—	—	—	—	(220)	(32,341)	(32,561)

Total comprehensive income (loss)	—	—	—	—	44,710	(32,341)	12,369

Hedging gains and costs of hedging transferred to property, plant and mine development	—	—	—	—	—	(2,353)	(2,353)
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	433,027	15,655	(3,471)	—	—	—	12,184
Stock options (Notes 11 and 12A)	—	—	8,005	—	—	—	8,005
Shares issued under incentive share purchase plan (Note 12B)	121,825	5,083	—	—	—	—	5,083
Shares issued under dividend reinvestment plan	74,690	2,827	—	—	—	—	2,827
Dividends declared ($0.11 per share)	—	—	—	—	(25,469)	—	(25,469)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (Notes 11 and 12C,D)	(423,321)	(19,588)	—	—	—	—	(19,588)

Balance at March 31, 2018	232,456,662	$5,292,409	$191,288	$37,254	$(540,263)	$(40,639)	$4,940,049

Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	—	—	—	—	37,032	—	37,032
Other comprehensive income (loss)	—	—	—	—	145	(5,198)	(5,053)

Total comprehensive income (loss)	—	—	—	—	37,177	(5,198)	31,979

Transfer of gain on disposal of equity securities at FVOCI to deficit	—	—	—	—	510	(510)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12A)	567,581	19,863	(4,316)	—	—	—	15,547
Stock options (Notes 11 and 12A)	—	—	6,833	—	—	—	6,833
Shares issued under incentive share purchase plan (Note 12B)	127,905	5,856	—	—	—	—	5,856
Shares issued under dividend reinvestment plan	91,579	3,728	—	—	—	—	3,728
Dividends declared ($0.125 per share)	—	—	—	—	(29,186)	—	(29,186)
Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan (Notes 11 and 12C,D)	(459,014)	(17,665)	—	—	—	—	(17,665)

Balance at March 31, 2019	234,786,648	$5,373,951	$200,114	$37,254	$(980,412)	$(63,803)	$4,567,104

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
OPERATING ACTIVITIES
Net income for the period	$37,032	$44,930
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	128,242	134,370
Deferred income and mining taxes	(5,034)	(11,622)
Stock-based compensation (Note 12)	14,875	15,324
Foreign currency translation loss (gain)	2,206	(3,485)
Other	(4,589)	1,652
Adjustment for settlement of reclamation provision	(1,894)	(633)
Changes in non-cash working capital balances:
Trade receivables	(208)	(1,734)
Income taxes	(17,344)	(2,331)
Inventories	16,212	24,550
Other current assets	1,124	4,753
Accounts payable and accrued liabilities	(38,033)	(10,439)
Interest payable	16,101	12,371

Cash provided by operating activities	148,690	207,706

INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(203,353)	(186,094)
Acquisition	—	(162,479)
Proceeds from sale of property, plant and mine development	265	—
Net purchases of short-term investments	(426)	(1,652)
Net proceeds from sale of equity securities	908	—
Purchases of equity securities and other investments (Note 7B)	(25,000)	(4,514)
Decrease in restricted cash	—	22

Cash used in investing activities	(227,606)	(354,717)

FINANCING ACTIVITIES
Dividends paid	(25,478)	(22,649)
Repayment of finance lease obligations	(3,378)	(920)
Proceeds from long-term debt	—	250,000
Repayment of long-term debt	—	(250,000)
Long-term debt financing costs	—	(104)
Repurchase of common shares for stock-based compensation plans (Note 12)	(24,070)	(26,256)
Proceeds on exercise of stock options (Note 12A)	15,547	12,184
Common shares issued	3,925	3,397

Cash used in financing activities	(33,454)	(34,348)

Effect of exchange rate changes on cash and cash equivalents	582	639

Net decrease in cash and cash equivalents during the period	(111,788)	(180,720)
Cash and cash equivalents, beginning of period	301,826	632,978

Cash and cash equivalents, end of period	$190,038	$452,258

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,413	$7,167

Income and mining taxes paid	$34,951	$37,838

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on April 26, 2019.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2018 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2018, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2019 and December 31, 2018 and the results of operations and cash flows for the three months ended March 31, 2019 and March 31, 2018.

    Operating results for the three months ended March 31, 2019 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2019.

  B)
  Basis of Presentation

    Overview

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2018 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2019.

  New Accounting Standards Adopted During the Period

  IFRS 16 — Leases

  The Company has adopted IFRS 16 — Leases ("IFRS 16") with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under IAS 17 — Leases ("IAS 17") (accounting standard in effect for those periods). The impact of adoption of IFRS 16 is disclosed in Note 10.

  The following policies are applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company's December 31, 2018 annual audited consolidated financial statements.

  Policy applicable from January 1, 2019:

  At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

  •
  the contract involves the use of an explicitly or implicitly identified asset;
  •
  the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
  •
  the Company has the right to direct the use of the asset.

  The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e., the date the underlying asset is available for use).

  Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

  Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

  At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

  The Company presents right-of-use assets in the property, plant and mine development line item on the condensed interim consolidated balance sheets and lease liabilities in the lease obligations line item on the condensed interim consolidated balance sheets.

  Short-term leases and leases of low value assets

  The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2018, except for new significant judgments related to the application of IFRS 16. The Company has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease liabilities and right-of-use assets recognized.

5.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets and Liabilities Measured at Fair Value on a Recurring Basis

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The fair values of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2019 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$10,263	$—	$10,263
Equity securities	55,479	15,336	—	70,815
Fair value of derivative financial instruments	—	2,640	—	2,640
Other assets	24,123	—	—	24,123

Total financial assets	$79,602	$28,239	$—	$107,841

Financial liabilities:
Fair value of derivative financial instruments	$—	$1,482	$—	$1,482

Total financial liabilities	$—	$1,482	$—	$1,482

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

5.     FAIR VALUE MEASUREMENT (Continued)

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Equity Securities

  Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

  Fair value of financial assets and liabilities not measured and recognized at fair value

  Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2019 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 9 to these condensed interim consolidated financial statements for details.

  Lease obligations are recorded on the condensed interim consolidated balance sheets at March 31, 2019 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease liabilities is not materially different from the carrying amounts since the incremental borrowing rates used at the initial recognition date are close to current market rates at March 31, 2019.

6.     INVENTORIES

  During the three months ended March 31, 2019, impairment losses of $1.9 million (2018 — $1.0 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.

7.     OTHER ASSETS

  A)
  Other Current Assets

	As at March 31, 2019	As at December 31, 2018
Federal, provincial and other sales taxes receivable	$91,333	$93,294
Prepaid expenses	55,723	55,146
Other	13,584	17,384

Total other current assets	$160,640	$165,824

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

7.     OTHER ASSETS (Continued)

  B)
  Other Assets

	As at March 31, 2019	As at December 31, 2018
Non-current ore in stockpiles and on leach pads	$102,212	$116,762
Non-current prepaid expenses	15,576	13,736
Non-current financial asset at FVTPL(i)	24,123	—
Other	6,890	7,799

Total other assets	$148,801	$138,297

  Note:

  (i)
  During the first quarter of 2019, the Company purchased a $25.0 million financial asset which is classified as FVTPL. A mark-to-market adjustment of $0.9 million was recognized in the other expense (income) line item of the condensed interim consolidated statements of income during the three months ended March 31, 2019.

8.     PROPERTY, PLANT AND MINE DEVELOPMENT

  During the three months ended March 31, 2019, $296.8 million of additions (year ended December 31, 2018 — $1,265.5 million) were capitalized to property, plant and mine development.

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2019 were approximately $1.7 million (year ended December 31, 2018 — $7.9 million) at a capitalization rate of 1.32% (year ended December 31, 2018 — 1.33%).

  Assets with a net book value of $2.3 million were disposed of by the Company during the three months ended March 31, 2019 (year ended December 31, 2018 — $14.1 million), resulting in a net loss on disposal of $2.1 million (year ended December 31, 2018 — net gain on disposal of $22.8 million).

  See Note 17 to these condensed interim consolidated financial statements for capital commitments.

9.     LONG-TERM DEBT

  The following table sets out details of the Company's long-term debt as at March 31, 2019 and December 31, 2018:

		As at March 31, 2019				As at December 31, 2018
	Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	4.15%-6.77%	$1,735,000	$(7,652)	$1,727,348	$1,819,940	$1,727,016	$1,767,908
Credit Facility	Variable	—	(5,340)	(5,340)	(5,340)	(5,708)	(5,708)

Long-term debt		$1,735,000	$(12,992)	$1,722,008	$1,814,600	$1,721,308	$1,762,200

  Credit Facility

  As at March 31, 2019, $1,200.0 million was available for future drawdown under the Credit Facility (December 31, 2018 — $1,200.0 million).

10.   LEASES

  The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

10.   LEASES (Continued)

  commencement date, have a lease term of 12 months or less and do not contain a purchase option and lease contracts for which the underlying asset is of low value.

  On adoption of IFRS 16, the Company recognized right-of-use assets and lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized.

  The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019.

  The Company used the following practical expedients when applying IFRS 16:

  •
  Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining at January 1, 2019;

  •
  Excluded initial direct costs from measuring the right-of-use asset at the date of initial application;

  •
  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

  For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

  Upon transition to IFRS 16, the Company recognized an additional $81.8 million of right-of-use assets and $81.8 million of lease liabilities. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.3%.

  The lease liabilities at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$92,249
Discounting using the January 1, 2019 incremental borrowing rate	(7,986)

Discounted operating lease commitments as at January 1, 2019	84,263
Less:
Commitments relating to short-term leases	(1,423)
Commitments relating to leases of low-value assets	(1,011)
Add:
Commitments relating to leases previously classified as finance leases	1,914

Lease liabilities recognized at January 1, 2019	$83,743
Current lease liability	$15,179
Non-current lease liability	68,564

Lease liabilities recognized at January 1, 2019	$83,743

  During the three months ended March 31, 2019, the Company recognized the following amounts:

  •
  Amortization expense on right-of-use assets of $2.8 million
  •
  Interest expense on lease liabilities of $0.5 million
  •
  Additions to right-of-use assets of $3.6 million

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

11.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2019	2018
Net income for the period	$37,032	$44,930

Weighted average number of common shares outstanding — basic (in thousands)	234,570	232,490
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	797	755
Add: Dilutive impact of employee stock options	851	1,330

Weighted average number of common shares outstanding — diluted (in thousands)	236,218	234,575

Net income per share — basic	$0.16	$0.19

Net income per share — diluted	$0.16	$0.19

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended March 31, 2019, 3,703,299 (2018 — 3,857,965) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

12.   STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2019			Three Months Ended March 31, 2018
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	6,361,265	C$	47.65	5,857,504	C$	41.18
Granted	2,118,850		55.10	1,990,850		58.04
Exercised	(567,581)		36.45	(433,027)		35.21
Forfeited	(51,118)		56.63	(57,474)		53.12
Expired	(390)		28.03	(207,000)		52.13

Outstanding, end of period	7,861,026	C$	50.41	7,150,853	C$	45.82

Options exercisable, end of period	4,841,419	C$	46.74	4,207,964	C$	40.13

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2019 was C$56.16 (2018 — C$54.82).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

12.   STOCK-BASED COMPENSATION (Continued)

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2019	2018
Risk-free interest rate	2.23%	2.10%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle's share price	30.0%	35.0%
Expected dividend yield	1.15%	1.00%

  The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  Compensation expense related to the ESOP for the three months ended March 31, 2019 amounted to $6.8 million (2018 — $8.0 million). Of the total compensation expense for the ESOP, $0.6 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended March 31, 2019 (2018 — $0.2 million).

  B)
  Incentive Share Purchase Plan ("ISPP")

  During the three months ended March 31, 2019, 127,905 common shares were subscribed for under the ISPP (2018 — 121,825) for a value of $5.9 million (2018 — $5.1 million). The total compensation cost recognized during the three months ended March 31, 2019 related to the ISPP was $2.0 million (2018 — $1.7 million).

  C)
  Restricted Share Unit ("RSU") Plan

  During the three months ended March 31, 2019, 404,100 (2018 — 372,200) RSUs were granted with a grant date fair value of $16.3 million (2018 — $17.9 million). In the first quarter of 2019, the Company funded the RSU plan by transferring $16.3 million (2018 — $17.3 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $4.0 million for the three months ended March 31, 2019 (2018 — $3.6 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

  D)
  Performance Share Unit ("PSU") Plan

  During the three months ended March 31, 2019, 190,500 (2018 — 180,000) PSUs were granted. In the first quarter of 2019, the Company funded the PSU plan by transferring $7.7 million (2018 — $8.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the PSU plan was $2.2 million for the three months ended March 31, 2019 (2018 — $2.2 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

13.   OTHER RESERVES

  The following table sets out the movements in other reserves during the three months ended March 31, 2019 and March 31, 2018:

	Equity securities reserve	Cash flow hedge reserve	Costs of hedging reserve	Total
Balance at January 1, 2018	$(19,800)	$10,763	$3,092	$(5,945)
Unrealized change in fair value	(26,142)	(5,706)	(493)	(32,341)
Hedging gains transferred to property, plant and mine development	—	(2,353)	—	(2,353)

Balance at March 31, 2018	$(45,942)	$2,704	$2,599	$(40,639)

Balance at December 31, 2018	$(58,095)	$—	$—	$(58,095)
Net change in fair value	(5,198)	—	—	(5,198)
Transfer of gain on disposal of equity securities at FVOCI to deficit	(510)	—	—	(510)

Balance at March 31, 2019	$(63,803)	$—	$—	$(63,803)

14.   REVENUES FROM MINING OPERATIONS

  The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:

	Three Months Ended March 31,
	2019	2018
Revenue from contracts with customers	$531,907	$578,585
Provisional pricing adjustments on concentrate sales	316	(150)

Total revenues from mining operations	$532,223	$578,435

  The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended March 31,
	2019	2018
Revenues from contracts with customers:
Gold	$509,304	$544,066
Silver	17,077	22,334
Zinc	2,585	5,278
Copper	2,941	6,907

Total revenues from contracts with customers	$531,907	$578,585

15.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

15.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  As at March 31, 2019, the Company had outstanding derivative contracts related to $461.0 million of 2019 expenditures. The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2019 and 2018 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2019 or December 31, 2018. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at March 31, 2019 relating to 12.0 million gallons of heating oil (December 31, 2018 — 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

  Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income:

	Three Months Ended March 31,
	2019	2018
Premiums realized on written foreign exchange call options	$(382)	$(801)
Unrealized loss on warrants(i)	25	132
Realized gain on currency and commodity derivatives	(131)	(382)
Unrealized gain on currency and commodity derivatives(i)	(9,328)	(255)

Gain on derivative financial instruments	$(9,816)	$(1,306)

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and through the other line item of the condensed interim consolidated statements of cash flows.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

16.   SEGMENTED INFORMATION

	Three Months Ended March 31, 2019
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$127,005	$(61,803)	$—	$65,202
LaRonde Zone 5 mine	10,754	(5,675)	—	5,079
Lapa mine	4,877	(2,844)	—	2,033
Goldex mine	44,038	(19,074)	—	24,964
Meadowbank mine	60,935	(41,905)	(488)	18,542
Canadian Malartic joint operation	104,388	(49,759)	(49)	54,580
Kittila mine	63,839	(38,600)	—	25,239

Total Northern Business	415,836	(219,660)	(537)	195,639

Southern Business:
Pinos Altos mine	63,757	(29,658)	—	34,099
Creston Mascota mine	20,951	(9,836)	—	11,115
La India mine	31,679	(17,739)	—	13,940

Total Southern Business	116,387	(57,233)	—	59,154

Exploration	—	—	(24,913)	(24,913)

Segments totals	$532,223	$(276,893)	$(25,450)	$229,880

Total segments income				$229,880
Corporate and other:
Amortization of property, plant and mine development				(128,242)
General and administrative				(29,093)
Finance costs				(25,766)
Gain on derivative financial instruments				9,816
Environmental remediation				(93)
Foreign currency translation loss				(2,206)
Other expenses				(1,775)

Income before income and mining taxes				$52,521

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

16.   SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2018
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$154,696	$(64,936)	$—	$89,760
Lapa mine	817	(528)	—	289
Goldex mine	36,636	(18,584)	—	18,052
Meadowbank mine	91,683	(61,490)	(1,826)	28,367
Canadian Malartic joint operation	109,581	(47,320)	(193)	62,068
Kittila mine	66,025	(42,716)	—	23,309

Total Northern Business	459,438	(235,574)	(2,019)	221,845

Southern Business:
Pinos Altos mine	71,918	(34,699)	—	37,219
Creston Mascota mine	17,287	(9,651)	—	7,636
La India mine	29,792	(15,402)	—	14,390

Total Southern Business	118,997	(59,752)	—	59,245

Exploration	—	—	(28,204)	(28,204)

Segments totals	$578,435	$(295,326)	$(30,223)	$252,886

Total segments income				$252,886
Corporate and other:
Amortization of property, plant and mine development				(134,370)
General and administrative				(33,461)
Finance costs				(21,816)
Gain on derivative financial instruments				1,306
Environmental remediation				(207)
Foreign currency translation gain				3,485
Other income				1,530

Income before income and mining taxes				$69,353

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

16.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2019	December 31, 2018
Northern Business:
LaRonde mine	$788,506	$794,155
LaRonde Zone 5 mine	67,864	59,420
Lapa mine	4,881	11,654
Goldex mine	292,742	289,393
Meadowbank mine	713,265	681,761
Canadian Malartic joint operation	1,547,233	1,550,565
Meliadine mine project	1,714,396	1,645,360
Kittila mine	1,143,706	1,082,017

Total Northern Business	6,272,593	6,114,325

Southern Business:
Pinos Altos mine	565,101	551,179
Creston Mascota mine	42,462	47,960
La India mine	315,047	315,411

Total Southern Business	922,610	914,550

Exploration	459,564	489,270

Corporate and other	258,177	334,698

Total assets	$7,912,944	$7,852,843

17.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2019, the total amount of these guarantees was $360.3 million.

  As at March 31, 2019 the Company had $73.5 million of commitments related to capital expenditures.

18.   ONGOING LITIGATION

  On August 2, 2016, the Partnership, a general partnership jointly owned by the Company and Yamana, was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

  On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction,

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2019

18.   ONGOING LITIGATION (Continued)

  which has been filed and will be heard at a date that has yet to be determined. While at this time the potential impact of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

  On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree authorizing expansion of the Canadian Malartic mine. The Partnership is an impleaded party in the proceedings. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits occurred in October 2018, but no judgment has been rendered. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

19.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 25, 2019, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.125 per common share (a total value of approximately $29.4 million), payable on June 14, 2019 to holders of record of the common shares of the Company on May 31, 2019.

QuickLinks

  Exhibit 99.1
First Quarter Report 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2019
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) For the Three Months Ended March 31, 2019
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2019